

October 2, 2024

Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

> **RE:  Miami International Securities Exchange, LLC ("MIAX")**
> **Amendment 2024-20 to Form 1 Application**

Dear Sir/Madam:

Enclosed for official filing pursuant to Rule 6a-2(a) is Amendment 2024-20 to the Form 1 Application of MIAX, which includes the following changes:

> Exhibit C –  Updated directors and committees of MIAX Sapphire, LLC
> Exhibit M – Updated member list

Please do not hesitate to contact me if you have any questions in connection with this matter.

Sincerely,

*Barbara J. Comly*

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosure
cc:    Marlene Olsen

| Form 1<br>Page 1<br>Execution<br>Page | UNITED STATES SECURITIES AND EXCHANGE COMMISSION<br>WASHINGTON, D.C. 20549<br>**APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR,<br>REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION<br>FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT** | Date filed<br>(MM/DD/YY):<br><br>10/02/24 | OFFICIAL<br>USE<br>ONLY |
|---|---|---|---|

Warning:  Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION                                    ☒ AMENDMENT

1. State the name of the applicant:  Miami International Securities Exchange, LLC

2. Provide the applicant's primary street address      (Do not use a P.O. Box): 7 Roszel Road, Suite 1A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

24003438

4. Provide the applicant's business telephone and facsimile number:
      Telephone:  609-897-7300;  Facsimile:  609-987-2210

5. Provide the name, title and telephone number of a contact employee:
      Barbara J. Comly, EVP, General Counsel & Corporate Secretary
      609-897-7315

6. Provide the name and address of counsel for the applicant:
      Barbara J. Comly, EVP, General Counsel & Corporate Secretary
      Miami International Securities Exchange, LLC
      7 Roszel Road, Suite 1A
      Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends:  December 31

8. Indicate legal status of applicant:  ☐ Corporation      ☐ Sole Proprietorship      ☐ Partnership
      ☒ Limited Liability Company      ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a)  Date (MM/DD/YY):  9/10/07          (b)  State/Country of formation:  Delaware

   (c)  Statute under which applicant was organized:  Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)

**EXECUTION:**  The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant.  The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Date:  October 2, 2024          By: _____
                                                      Barbara J. Comly
                                                      EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 2ⁿᵈ day of October, 2024.

_____
Jane Post
Notary Public of the State of New Jersey
My Commission Expires October 27, 2024

**This page must always be completed in full with original, manual signature and notarization.**
**Affix notary stamp or seal where applicable.**

# EXHIBIT C

**Exhibit Request:**

**For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:**

1. **Name and address of organization.**

2. **Form of organization (e.g., association, corporation, partnership, etc.).**

3. **Name of state and statute citation under which organized. Date of incorporation in present form.**

4. **Brief description of nature and extent of affiliation.**

5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**

6. **A copy of the constitution.**

7. **A copy of the articles of incorporation or association including all amendments.**

8. **A copy of existing by-laws or corresponding rules or instruments.**

9. **The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.**

10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

**Response:**

## A.  MIAMI INTERNATIONAL HOLDINGS, INC.

1. *Name*:  Miami International Holdings, Inc.
   *Address*:  7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*:  Corporation.

3. *Name of state, statute under which organized and date of incorporation*:  Delaware, Delaware General Corporation Law (8 Del. C. § 1-101, et seq.), on November 14, 2007.

4.  *Brief description of nature and extent of affiliation*: Miami International Securities Exchange, LLC is a wholly-owned subsidiary of Miami International Holdings, Inc. ("MIH").

5.  *Brief description of business or functions*: Miami International Holdings, Inc. is a holding company which holds 100% of the equity of:
    - Miami International Securities Exchange, LLC;
    - MIAX PEARL, LLC;
    - MIAX Emerald, LLC;
    - MIAX Sapphire, LLC;
    - Miami International Technologies, LLC;
    - MIAX Futures Holdco, LLC, the sole member and owner of 100% of the equity and voting securities of (i) M 402 Holdings, LLC, which is the sole member and owner of 100% of the equity and voting securities of Minneapolis Grain Exchange, LLC, and (ii) M 7 Holdings, LLC, which is the sole member and owner of 100% of the equity and voting securities of LedgerX LLC d/b/a MIAX Derivatives Exchange;
    - M 9 Holdings, LLC, the owner of 51% of the outstanding membership interests in ConvexityShares, LLC;
    - The Bermuda Stock Exchange;
    - MGEX Real Estate Holdings, LLC;
    - MIAX Global, LLC;
    - MIAX Products, LLC;
    - Dorman Trading, LLC; and
    - MIH East Holdings, Limited.

    Miami International Holdings, Inc. is the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6.  *A copy of the constitution*: Not applicable.

7.  *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Incorporation dated October 16, 2015 is attached.

8.  *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated By-Laws dated June 27, 2015 are attached.

9.  *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

    **<u>Officers of Miami International Holdings, Inc.</u>**

| Name | Title |
|---|---|
| Thomas P. Gallagher | Chairman and Chief Executive Officer |
| Douglas M. Schafer Jr. | Chief Information Officer and Executive Vice President |
| Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
| Lance Emmons | Executive Vice President and Chief Financial Officer |
| Edward Deitzel | Executive Vice President and Chief Regulatory Officer |
| Shelly Brown | Executive Vice President – Strategic Planning and Business Development |

| Name | Title |
|---|---|
| Harish Jayabalan | Executive Vice President – Chief Risk Officer and Chief Information Security Officer |
| John Smollen | Executive Vice President – Head of Exchange Traded Products and Strategic Relations |
| Randy Foster | Executive Vice President – Business Systems Development |
| Matthew Rotella | Executive Vice President – Chief Technology Officer |
| Joseph W. Ferraro III | Senior Vice President – Deputy General Counsel |
| Deborah Carroll | Senior Vice President – Associate General Counsel and Assistant Corporate Secretary |
| Kelli Annequin | Senior Vice President – Chief Marketing Officer |
| Joseph Bracco | Senior Vice President – Head of Sales |
| Kelly Brown | Senior Vice President – Derivative Products and Business Development |
| Steven F. Ivey | Senior Vice President – Futures Risk Management |
| Rodney Hester | Senior Vice President – Systems Infrastructure |
| Amy Neiley-Avayou | Senior Vice President – Trading Operations and Listings |
| Paul Anders (Andy) Nybo | Senior Vice President – Chief Communications Officer |
| Vinay Rao | Senior Vice President – Trading Systems Development |
| Siddharth Sahoo | Senior Vice President – Trading Systems Development |
| Charles Blades | Vice President – Controller |
| Todd Borneman | Vice President – Data Services |
| Kateryna Brezitska | Vice President – Equities Planning and Development |
| Margo Bailey | Vice President – Senior Counsel |
| Liang Cao | Vice President – Business Systems Development |
| Jonathan Dowd | Vice President – Business Strategy |
| Mitchell Garfinkel | Vice President – Finance |
| Carlo Giansanti | Vice President – Vendor Management |
| Lindsay R. Hopkins | Vice President – Senior Counsel |
| Daniel Hsu | Vice President – Exchange Pricing & Business Analysis |
| Joseph P. Kamnik | Vice President – Senior Counsel |
| Gamini Karunaratne | Vice President – Network Engineering & Data Center Operations |
| James O'Neil | Vice President and Director of Physical Security and Safety |
| Gerard (Chaz) Palmeri | Vice President – Systems Operations |
| Dominique Prunetti Miller | Vice President – Human Resources and Corporate Relations |
| Christopher Solgan | Vice President – Senior Counsel |
| Peter D. Sparby | Vice President – Counsel |
| Tia Toms | Vice President – Administration |
| Gregory Ziegler | Vice President – Senior Counsel |
| Katherine Comly | Assistant Vice President, Associate Counsel and Director of ESG |
| Alessandra Corona | Assistant Vice President – Associate Counsel |

| Name | Title |
|------|-------|
| Tatiana Kitaigorovski | Assistant Vice President – Associate Counsel |
| Matt Leisen | Assistant Vice President – Counsel |
| Zachary G. Pendleton | Assistant Vice President – Privacy and Data Governance Counsel |
| Priya Rege | Assistant Vice President – Business Systems Development |
| Michael Slade | Assistant Vice President – Associate Counsel |

The officers of Miami International Holdings, Inc. serve until their successors are appointed in accordance with the By-Laws of Miami International Holdings, Inc.  Officers of Miami International Holdings, Inc. serve at the direction of the Board of Directors.

***Directors of Miami International Holdings, Inc.***

| Directors |
|-----------|
| Thomas P. Gallagher (Chair) |
| Talal Jassim Al-Bahar |
| Abdulwahab Ahmad Al-Nakib |
| Michael P. Ameen |
| Albert M. Barro, Jr. |
| John Beckelman |
| Lee Becker |
| Barry J. Belmont |
| Ricardo Blach |
| Christopher Brady |
| Kurt M. Eckert |
| Khaled Magdy El-Marsafy |
| William W. Hopkins |
| Thomas J. Kelly, Jr. |
| Paul Kotos |
| Mark I. Massad |
| Jack G. Mondel |
| Lisa Moore |
| William J. O'Brien III |
| Robert D. Prunetti |
| Mark F. Raymond |
| Douglas M. Schafer Jr. |
| Cynthia Schwarzkopf |
| Paul V. Stahlin |
| J. Gray Teekell |
| Jassem Hassan Zainal |

Directors of Miami International Holdings, Inc. serve one year terms.

***Committees of Miami International Holdings, Inc.***

| Audit Committee |
| --- |
| Paul V. Stahlin (Chair) |
| Michael P. Ameen |
| Khaled Magdy El-Marsafy |
| Robert D. Prunetti |

| Compensation Committee |
| --- |
| Talal Jassim Al-Bahar (Chair) |
| Christopher D. Brady |
| Thomas J. Kelly, Jr. |
| Mark F. Raymond |
| J. Gray Teekell |

| Risk Committee |
| --- |
| Lisa Moore (Chair) |
| Kurt M. Eckert |
| Paul V. Stahlin |

10.    *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.

## B.    MIAX PEARL, LLC

1.    *Name*:  MIAX PEARL, LLC
       *Address*:  7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2.    *Form of organization*:  Limited Liability Company.

3.    *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on February 11, 2016.

4.    *Brief description of nature and extent of affiliation*:  MIAX PEARL, LLC ("MIAX PEARL") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5.    *Brief description of business or functions*: MIAX PEARL is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended.  MIAX PEARL operates fully electronic options and equities trading platforms.

6.    *A copy of the constitution*: Not applicable.

7.    *A copy of the articles of incorporation or association including all amendments*: The Restated Certificate of Formation dated November 12, 2020 is attached.

8.  *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated November 12, 2020 and Amended and Restated By-Laws dated February 11, 2021 are attached.

9.  *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

### Officers of MIAX PEARL, LLC

| Name | Title |
|------|-------|
| Thomas P. Gallagher | Chairman and Chief Executive Officer/President |
| Douglas M. Schafer Jr. | Chief Information Officer and Executive Vice President |
| Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
| Lance Emmons | Executive Vice President and Chief Financial Officer/Treasurer |
| Edward Deitzel | Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer |
| Shelly Brown | Executive Vice President – Strategic Planning and Business Development |
| Harish Jayabalan | Executive Vice President – Chief Risk Officer and Chief Information Security Officer |
| John Smollen | Executive Vice President – Head of Exchange Traded Products and Strategic Relations |
| Randy Foster | Executive Vice President – Business Systems Development |
| Matthew Rotella | Executive Vice President – Chief Technology Officer |
| Joseph W. Ferraro III | Senior Vice President – Deputy General Counsel |
| Deborah Carroll | Senior Vice President – Associate General Counsel and Assistant Corporate Secretary |
| Kelli Annequin | Senior Vice President – Chief Marketing Officer |
| Joseph S. Bracco | Senior Vice President – Head of Sales |
| Rodney Hester | Senior Vice President – Systems Infrastructure |
| Amy Neiley-Avayou | Senior Vice President – Trading Operations and Listings |
| Paul Anders (Andy) Nybo | Senior Vice President – Chief Communications Officer |
| Vinay Rao | Senior Vice President – Trading Systems Development |
| Siddharth Sahoo | Senior Vice President – Trading Systems Development |
| Charles Blades | Vice President – Controller |
| Peter Bon Viso | Vice President – Regulatory Counsel |
| Todd Borneman | Vice President – Data Services |
| Kateryna Brezitska | Vice President – Equities Planning and Development |
| Liang Cao | Vice President – Business Systems Development |
| Jonathan S. Dowd | Vice President – Business Strategy |
| Laurence Gardner | Vice President – Regulatory Operations |
| Mitchell Garfinkel | Vice President – Finance |
| Carlo Giansanti | Vice President – Vendor Management |

| Name | Title |
|---|---|
| Daniel Hsu | Vice President – Exchange Pricing & Business Analysis |
| Joseph P. Kamnik | Vice President – Senior Counsel |
| Gamini Karunaratne | Vice President – Network Engineering & Data Center Operations |
| Ronald Miller | Vice President – Compliance |
| Lawrence O'Leary | Vice President – Regulatory Oversight |
| James O'Neil | Vice President and Director of Physical Security and Safety |
| Gerard (Chaz) Palmeri | Vice President – Systems Operations |
| Dominique Prunetti Miller | Vice President – Human Resources and Corporate Relations |
| Christopher Solgan | Vice President – Senior Counsel |
| Christopher Swisher | Vice President – Market Surveillance |
| Tia Toms | Vice President – Administration |
| Gregory Ziegler | Vice President – Senior Counsel |
| Katherine Comly | Assistant Vice President, Associate Counsel and Director of ESG |
| Tatiana Kitaigorovski | Assistant Vice President – Associate Counsel |
| Zachary G. Pendleton | Assistant Vice President – Privacy and Data Governance Counsel |
| Priya Rege | Assistant Vice President – Business Systems Development |
| Michael Slade | Assistant Vice President – Associate Counsel |

The officers of MIAX PEARL, LLC serve until their successors are appointed in accordance with the By-Laws of MIAX PEARL, LLC. Officers of MIAX PEARL, LLC will serve at the direction of the Board of Directors.

### Directors of MIAX PEARL, LLC

| Directors |
|---|
| Thomas P. Gallagher (Chair) |
| Talal Jassim Al-Bahar |
| Sean Barry |
| William T. Bergman |
| David Brown |
| Lindsay L. Burbage |
| Guy Dowman |
| Kurt M. Eckert |
| Leslie Florio |
| Michael Harrington |
| Lawrence E. Jaffe |
| Paul Kenyon |
| John E. McCormac |

| |
|---|
| Miguel Moratiel |
| William J. O'Brien IV |
| Nathaniel Pomeroy |
| Robert D. Prunetti |
| Scott Richardson |
| Cynthia Schwarzkopf |
| Steven Sosnick |
| Erik Swanson |
| Christopher L. Whittington |

### *Standing Committees of MIAX PEARL, LLC*

| Compensation Committee |
|---|
| Cynthia Schwarzkopf (Chair) |
| William T. Bergman |
| Robert D. Prunetti |

| Audit Committee |
|---|
| Robert D. Prunetti (Chair) |
| John E. McCormac |
| Cynthia Schwarzkopf |

| Regulatory Oversight Committee |
|---|
| Lindsay L. Burbage (Chair) |
| Leslie Florio |
| Lawrence E. Jaffe |

| Appeals Committee |
|---|
| Lawrence E. Jaffe (Chair) |
| Kurt M. Eckert |
| Guy Dowman |

| Technology Committee |
|---|
| Leslie Florio (Chair) |
| Sean Barry |
| David Brown |
| Kurt M. Eckert |
| John E. McCormac |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

## C.   MIAX EMERALD, LLC

1.   *Name*:  MIAX Emerald, LLC
     *Address*:  7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2.   *Form of organization*:  Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on January 30, 2018.

4.   *Brief description of nature and extent of affiliation*:  MIAX Emerald, LLC ("MIAX Emerald") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5.   *Brief description of business or functions*: MIAX Emerald is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX Emerald operates a fully electronic options trading platform.

6.   *A copy of the constitution*: Not applicable.

7.   *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated November 12, 2020 is attached.

8.   *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated November 12, 2020 and Amended and Restated By-Laws dated November 12, 2020 are attached.

9.   *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

### Officers of MIAX Emerald, LLC

| Name | Title |
|------|-------|
| Thomas P. Gallagher | Chairman and Chief Executive Officer/President |
| Douglas M. Schafer Jr. | Chief Information Officer and Executive Vice President |
| Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
| Lance Emmons | Executive Vice President and Chief Financial Officer/Treasurer |
| Edward Deitzel | Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer |
| Shelly Brown | Executive Vice President – Strategic Planning and Business Development |
| Harish Jayabalan | Executive Vice President – Chief Risk Officer and Chief Information Security Officer |
| John Smollen | Executive Vice President – Head of Exchange Traded Products and Strategic Relations |

| Name | Title |
| --- | --- |
| Randy Foster | Executive Vice President – Business Systems Development |
| Matthew Rotella | Executive Vice President – Chief Technology Officer |
| Joseph W. Ferraro III | Senior Vice President – Deputy General Counsel |
| Deborah Carroll | Senior Vice President – Associate General Counsel and Assistant Corporate Secretary |
| Kelli Annequin | Senior Vice President – Chief Marketing Officer |
| Joseph S. Bracco | Senior Vice President – Head of Sales |
| Rodney Hester | Senior Vice President – Systems Infrastructure |
| Amy Neiley-Avayou | Senior Vice President – Trading Operations and Listings |
| Paul Anders (Andy) Nybo | Senior Vice President – Chief Communications Officer |
| Vinay Rao | Senior Vice President – Trading Systems Development |
| Siddharth Sahoo | Senior Vice President – Trading Systems Development |
| Charles Blades | Vice President – Controller |
| Peter Bon Viso | Vice President – Regulatory Counsel |
| Todd Borneman | Vice President – Data Services |
| Kateryna Brezitska | Vice President – Equities Planning and Development |
| Liang Cao | Vice President – Business Systems Development |
| Jonathan S. Dowd | Vice President – Business Strategy |
| Laurence Gardner | Vice President – Regulatory Operations |
| Mitchell Garfinkel | Vice President – Finance |
| Carlo Giansanti | Vice President – Vendor Management |
| Daniel Hsu | Vice President – Exchange Pricing & Business Analysis |
| Joseph P. Kamnik | Vice President – Senior Counsel |
| Gamini Karunaratne | Vice President – Network Engineering & Data Center Operations |
| Ronald Miller | Vice President – Compliance |
| Lawrence O'Leary | Vice President – Regulatory Oversight |
| James O'Neil | Vice President and Director of Physical Security and Safety |
| Gerard (Chaz) Palmeri | Vice President – Systems Operations |
| Dominique Prunetti Miller | Vice President – Human Resources and Corporate Relations |
| Christopher Solgan | Vice President – Senior Counsel |
| Christopher Swisher | Vice President – Market Surveillance |
| Tia Toms | Vice President – Administration |
| Gregory Ziegler | Vice President – Senior Counsel |
| Katherine Comly | Assistant Vice President, Associate Counsel and Director of ESG |
| Tatiana Kitaigorovski | Assistant Vice President – Associate Counsel |
| Zachary G. Pendleton | Assistant Vice President – Privacy and Data Governance Counsel |
| Priya Rege | Assistant Vice President – Business Systems Development |

| Name | Title |
|---|---|
| Michael Slade | Assistant Vice President – Associate Counsel |

The officers of MIAX Emerald, LLC serve until their successors are appointed in accordance with the By-Laws of MIAX Emerald, LLC. Officers of MIAX Emerald, LLC will serve at the direction of the Board of Directors.

### *Directors of MIAX Emerald, LLC*

| Directors |
|---|
| Thomas P. Gallagher (Chair) |
| Lindsay L. Burbage |
| Marianne Deane |
| Kurt M. Eckert |
| David S. Fleming |
| Leslie Florio |
| Kimberly M. Guadagno |
| Richard Herr |
| Paul Jiganti |
| Michael Juneman |
| Joseph M. Kyrillos Jr. |
| John E. McCormac |
| Robert D. Prunetti |
| Liam Smith |

### *Standing Committees of MIAX Emerald, LLC*

| Audit Committee |
|---|
| Robert D. Prunetti (Chair) |
| Joseph M. Kyrillos Jr. |
| John E. McCormac |

| Compensation Committee |
|---|
| Robert D. Prunetti (Chair) |
| Marianne Deane |
| Joseph M. Kyrillos Jr. |

| Regulatory Oversight Committee |
|---|
| Lindsay L. Burbage (Chair) |
| Leslie Florio |
| Kimberly M. Guadagno |

| Appeals Committee |
| --- |
| Marianne Deane (Chair) |
| Kurt M. Eckert |
| Paul Jiganti |

| Technology Committee |
| --- |
| Leslie Florio (Chair) |
| Marianne Deane |
| David S. Fleming |
| John E. McCormac |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.


## D.   MIAX SAPPHIRE, LLC

1. *Name*:  MIAX Sapphire, LLC
*Address*:  7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*:  Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on April 6, 2023.

4. *Brief description of nature and extent of affiliation*:  MIAX Sapphire, LLC ("MIAX Sapphire") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*:  MIAX Sapphire is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended.  MIAX Sapphire intends to operate a fully electronic options trading platform as well as a trading floor in Miami, Florida.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated April 6, 2023 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated July 10, 2024 and By-Laws dated July 10, 2024 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

### Officers of MIAX Sapphire, LLC

| Name | Title |
|---|---|
| Thomas P. Gallagher | Chairman and Chief Executive Officer/President |
| Douglas M. Schafer Jr. | Chief Information Officer and Executive Vice President |
| Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
| Lance Emmons | Executive Vice President and Chief Financial Officer/Treasurer |
| Edward Deitzel | Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer |
| Shelly Brown | Executive Vice President – Strategic Planning and Business Development |
| Harish Jayabalan | Executive Vice President – Chief Risk Officer and Chief Information Security Officer |
| John Smollen | Executive Vice President – Head of Exchange Traded Products and Strategic Relations |
| Randy Foster | Executive Vice President – Business Systems Development |
| Matthew Rotella | Executive Vice President – Chief Technology Officer |
| Joseph W. Ferraro III | Senior Vice President – Deputy General Counsel |
| Deborah Carroll | Senior Vice President – Associate General Counsel and Assistant Corporate Secretary |
| Kelli Annequin | Senior Vice President – Chief Marketing Officer |
| Joseph S. Bracco | Senior Vice President – Head of Sales |
| Rodney Hester | Senior Vice President – Systems Infrastructure |
| Amy Neiley-Avayou | Senior Vice President – Trading Operations and Listings |
| Paul Anders (Andy) Nybo | Senior Vice President – Chief Communications Officer |
| Vinay Rao | Senior Vice President – Trading Systems Development |
| Siddharth Sahoo | Senior Vice President – Trading Systems Development |
| Charles Blades | Vice President – Controller |
| Peter Bon Viso | Vice President – Regulatory Counsel |
| Todd Borneman | Vice President – Data Services |
| Kateryna Brezitska | Vice President – Equities Planning and Development |
| Liang Cao | Vice President – Business Systems Development |
| Jonathan S. Dowd | Vice President – Business Strategy |
| Laurence Gardner | Vice President – Regulatory Operations |
| Mitchell Garfinkel | Vice President – Finance |
| Carlo Giansanti | Vice President – Vendor Management |
| Daniel Hsu | Vice President – Exchange Pricing & Business Analysis |
| Joseph P. Kamnik | Vice President – Senior Counsel |

| Name | Title |
|---|---|
| Gamini Karunaratne | Vice President – Network Engineering & Data Center Operations |
| Ronald Miller | Vice President – Compliance |
| Lawrence O'Leary | Vice President – Regulatory Oversight |
| James O'Neil | Vice President and Director of Physical Security and Safety |
| Gerard (Chaz) Palmeri | Vice President – Systems Operations |
| Dominique Prunetti Miller | Vice President – Human Resources and Corporate Relations |
| Christopher Solgan | Vice President – Senior Counsel |
| Christopher Swisher | Vice President – Market Surveillance |
| Tia Toms | Vice President – Administration |
| Gregory Ziegler | Vice President – Senior Counsel |
| Katherine Comly | Assistant Vice President, Associate Counsel and Director of ESG |
| Tatiana Kitaigorovski | Assistant Vice President – Associate Counsel |
| Zachary G. Pendleton | Assistant Vice President – Privacy and Data Governance Counsel |
| Priya Rege | Assistant Vice President – Business Systems Development |
| Michael Slade | Assistant Vice President – Associate Counsel |

## *Directors of MIAX Sapphire, LLC*

| Directors |
|---|
| Thomas P. Gallagher (Chair) |
| Michael P. Ameen |
| Lindsay L. Burbage |
| Marianne Deane |
| Leslie Florio |
| Michael Harrington |
| Kenneth Lozier |
| John E. McCormac |
| Robert D. Prunetti |
| David Silber |

## *Standing Committees of MIAX Sapphire, LLC*

| Appeals Committee |
|---|
| Marianne Deane (Chair) |
| Michael Gorczowski |
| David Silber |

| Audit Committee |
| --- |
| Robert D. Prunetti (Chair) |
| Michael P. Ameen |
| John E. McCormac |

| Compensation Committee |
| --- |
| Lindsay L. Burbage (Chair) |
| Marianne Deane |
| Robert D. Prunetti |

| Regulatory Oversight Committee |
| --- |
| Lindsay L. Burbage (Chair) |
| Leslie Florio |
| Kenneth Lozier |

| Technology Committee |
| --- |
| Leslie Florio (Chair) |
| Marianne Deane |
| John E. McCormac |

10.	*An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.


## E.	MIAMI INTERNATIONAL TECHNOLOGIES, LLC

1.	*Name*:  Miami International Technologies, LLC
	*Address*:  7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2.	*Form of organization*:  Limited Liability Company.

3.	*Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on May 12, 2010.

4.	*Brief description of nature and extent of affiliation*:  Miami International Technologies, LLC ("MIAX Technologies") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5.	*Brief description of business or functions*:  MIAX Technologies engages in the sale and licensing of trading and information technology to unrelated third parties.

6.	*A copy of the constitution*: Not applicable.

7.	*A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated June 29, 2011 is attached.

8.  *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated June 25, 2021 is attached.

9.  *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

### Officers of Miami International Technologies, LLC

| Name | Title |
|------|-------|
| Thomas P. Gallagher | Chairman and Chief Executive Officer |
| Douglas M. Schafer Jr. | President and Chief Information Officer |
| Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
| Lance Emmons | Executive Vice President and Chief Financial Officer |
| Harish Jayabalan | Executive Vice President – Chief Information Security Officer |
| Matthew Rotella | Executive Vice President – Chief Technology Officer |
| Randy Foster | Executive Vice President – Business Systems Development |
| Deborah Carroll | Senior Vice President – Associate General Counsel and Assistant Corporate Secretary |
| Rodney Hester | Senior Vice President – Systems Infrastructure |
| Charles Blades | Vice President – Controller |
| Mitchell Garfinkel | Vice President – Finance |
| James O'Neil | Vice President and Director of Physical Security and Safety |
| Tia Toms | Vice President – Administration |

### Directors of Miami International Technologies, LLC

| Directors |
|-----------|
| Thomas P. Gallagher |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.

## F.  MIAX FUTURES HOLDCO, LLC

1.  *Name*:  MIAX Futures Holdco, LLC
    *Address*:  7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2.  *Form of organization*:  Limited Liability Company.

3.  *Name of state, statute under which organized and date of incorporation*:  Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on March 12, 2024.

4.  *Brief description of nature and extent of affiliation*:  MIAX Futures Holdco, LLC ("Futures Holdco") is wholly-owned by Miami International Holdings, Inc., which is the applicant's

100% owner. M 402 Holdings, LLC, and M 7 Holdings, LLC, are wholly-owned subsidiaries of Futures Holdco.

5. *Brief description of business or functions*: Futures Holdco is a holding company for futures businesses.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated March 12, 2024 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement dated April 1, 2024 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

### Officers of MIAX Futures Holdco, LLC

| Name | Title |
|------|-------|
| Thomas P. Gallagher | Chairman |
| Troy McDonald Kane | Chief Executive Officer |
| Joseph W. Ferraro III | President |
| Douglas M. Schafer Jr. | Chief Information Officer and Executive Vice President |
| Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
| Lance Emmons | Executive Vice President and Chief Financial Officer |
| Daniel J. Brill | Vice President – Strategic Planning and Business Development |
| Kaitlin Meyer | Vice President – Chief Commercial Officer |

### Directors of MIAX Futures Holdco, LLC

| Directors |
|-----------|
| Thomas P. Gallagher |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

## G. M 9 HOLDINGS, LLC

1. *Name*: M 9 Holdings, LLC (formerly MIAX Futures, LLC)
   *Address*: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on November 30, 2007.

4.   *Brief description of nature and extent of affiliation*: M 9 Holdings, LLC ("M 9") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5.   *Brief description of business or functions*: M 9 is the owner of 51% of the outstanding membership interests in ConvexityShares, LLC.

6.   *A copy of the constitution*: Not applicable.

7.   *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated April 25, 2024 is attached.

8.   *A copy of existing by-laws or corresponding rules or instruments*: The Third Amended and Restated Limited Liability Company Agreement dated May 1, 2024 is attached.

9.   *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

### Officers of M 9 Holdings, LLC

| Name | Title |
|------|-------|
| Thomas P. Gallagher | Chairman and Chief Executive Officer |
| Douglas M. Schafer Jr. | Chief Information Officer and Executive Vice President |
| Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
| Lance Emmons | Executive Vice President and Chief Financial Officer |

### Directors of M 9 Holdings, LLC

| Directors |
|-----------|
| Thomas P. Gallagher (Chair) |
| Kurt M. Eckert |

10.  *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.


## H.   THE BERMUDA STOCK EXCHANGE

1.   *Name*:  The Bermuda Stock Exchange
     *Address*:  110 Pitts Bay Road, 4th Floor, Pembroke, Bermuda HM 08

2.   *Form of organization*:  A body corporate incorporated pursuant to The Bermuda Stock Exchange Act 1992.

3.  *Name of state, statute under which organized and date of incorporation*:  Bermuda, The Bermuda Stock Exchange Company Act 1992, on March 10, 1993.

4.  *Brief description of nature and extent of affiliation*:  Miami International Holdings, Inc., which is the applicant's 100% owner, is the owner of 100% of the outstanding shares of The Bermuda Stock Exchange ("BSX").

5.  *Brief description of business or functions*: Stock Exchange located in Pembroke, Bermuda.

6.  *A copy of the constitution*:  Not applicable.

7.  *A copy of the articles of incorporation or association including all amendments*: The Memorandum of Association dated March 10, 1993, is attached.

8.  *A copy of existing by-laws or corresponding rules or instruments*:  The Amended and Restated Bye-Laws dated July 21, 2003, are attached.

9.  *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

### Officers of The Bermuda Stock Exchange

| Name | Title |
|---|---|
| Gregory A. Wojciechowski | President & Chief Executive Officer |
| Gregory A. Wojciechowski | Secretary |
| Ailish Bryne | Chief Compliance Officer |
| Jacintha Pogson-Hughes | Chief Administration Officer |

### Council (Directors) of The Bermuda Stock Exchange

| Council |
|---|
| Thomas P. Gallagher (Chair) |
| David Brown (Deputy Chair) |
| Jeff Conyers |
| Marianne Deane |
| Kurt M. Eckert |
| Caroline Kennedy |
| Mark Massad |
| Michael Neff |
| Robert D. Prunetti |
| Cynthia Schwarzkopf |
| Eric Sites |
| Murray Stahl |
| Gregory A. Wojciechowski |

***Committees of The Bermuda Stock Exchange***

| Business Development Committee |
| --- |
| Eric Sites |
| Jeff Conyers |
| Michael Neff |
| Gregory A. Wojciechowski |

| Compensation Committee |
| --- |
| Thomas P. Gallagher |
| David Brown |
| Jeff Conyers |
| Michael Neff |

| Executive Management Committee |
| --- |
| Thomas P. Gallagher |
| David Brown |
| Jeff Conyers |
| Michael Neff |

| Listing Committee |
| --- |
| Dudley Cottingham |
| Sharon Beesley |
| Miguel DaPonte |
| Gregory A. Wojciechowski |
| Gavin Woods |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.


## I.   BSD NOMINEE LIMITED

1. *Name*:  BSD Nominee Limited
   *Address*:  110 Pitts Bay Road, 4th Floor, Pembroke, Bermuda HM 08

2. *Form of organization*:   A body corporate incorporated pursuant to Bermuda, The Companies Act 1981.

3. *Name of state, statute under which organized and date of incorporation*:  Organized in Bermuda under The Companies Act 1981 on October 24, 2001. Registered in Bermuda under Section 14 of The Companies Act 1981 on November 1, 2001.

4. *Brief description of nature and extent of affiliation*:  Miami International Holdings, Inc., which is the applicant's 100% owner, is the owner of 100% of the outstanding shares of

The Bermuda Stock Exchange ("BSX"). BSX is the owner of 100% of the outstanding shares of BSD Nominee Limited.

5.  *Brief description of business or functions*: To be the legal owner of shares held for the benefit of account holders of the Bermuda Securities Depository of BSX and to provide nominee services in relation to such shares.

6.  *A copy of the constitution*: Not applicable.

7.  *A copy of the articles of incorporation or association including all amendments*: The Memorandum of Association dated October 24, 2001, and related documents is attached.

8.  *A copy of existing by-laws or corresponding rules or instruments*: Not applicable.

9.  *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

    ### Officers of BSD Nominee Limited:

    | Name | Title |
    |---|---|
    | Gregory A. Wojciechowski | Secretary |

    ### Council (Directors) of BSD Nominee Limited

    | Council |
    |---|
    | Gregory A. Wojciechowski (Chair) |
    | Ailish Byrne (Deputy Chair) |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.


## J.    M 402 HOLDINGS, LLC

1.  *Name*: M 402 Holdings, LLC
    *Address*: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2.  *Form of organization*: Limited Liability Company.

3.  *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 27, 2020.

4.  *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of MIAX Futures Holdco, LLC, which in turn is the sole member and owner of M 402 Holdings, LLC ("M 402"). Minneapolis Grain Exchange, LLC ("MGEX") is a wholly-owned subsidiary of M 402.

5.   *Brief description of business or functions*: M 402 is a holding company for the equity and voting securities of MGEX.

6.   *A copy of the constitution*: Not applicable.

7.   *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated July 27, 2020 is attached.

8.   *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated June 4, 2024 and Amended and Restated By-Laws dated June 4, 2024 are attached.

9.   *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

### Officers of M 402 Holdings, LLC

| Name | Title |
|---|---|
| Thomas P. Gallagher | Chairman and Chief Executive Officer |
| Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
| Lance Emmons | Executive Vice President and Chief Financial Officer |

### Directors of M 402 Holdings, LLC

| Directors |
|---|
| Thomas P. Gallagher |

10.  *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.


## K.   MINNEAPOLIS GRAIN EXCHANGE, LLC

1.   *Name*:  Minneapolis Grain Exchange, LLC
     *Address*:  400 S 4th St, Minneapolis, MN 55415

2.   *Form of organization*:  Limited Liability Corporation.

3.   *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on December 4, 2020.

4.   *Brief description of nature and extent of affiliation*:  Miami International Holdings, Inc. is the sole member and owner of MIAX Futures Holdco, LLC, which in turn is the sole member and owner of M 402 Holdings, LLC, which in turn is the sole member and owner of 100% of the equity and voting securities of Minneapolis Grain Exchange, LLC ("MGEX").

5. *Brief description of business or functions*: MGEX is a designated contract market and derivatives clearing organization that operates under the regulatory oversight of the Commodity Futures Trading Commission pursuant to Section 5 of the Commodity Exchange Act 7 U.S.C. §7. MGEX is also registered as a national securities exchange under Section 6(g) of Securities Exchange Act.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated December 4, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement dated December 4, 2020 and Amended and Restated Bylaws dated August 7, 2024 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

### Officers of Minneapolis Grain Exchange, LLC

| Name | Title |
|---|---|
| Troy McDonald Kane | President |
| Layne G. Carlson | Vice President, Chief Compliance Officer, Chief Regulatory Officer, Treasurer and Secretary |
| James D. Facente, Jr. | Vice President, Head of Clearing Operations and Chief Risk Officer |
| Ethan Ongstad | Vice President, Futures Business Strategy and Chief of Staff |

### Directors of Minneapolis Grain Exchange, LLC

| Directors |
|---|
| Thomas P. Gallagher (Chair) |
| De'Ana H. Dow |
| Michael V. Dunn |
| Kurt M. Eckert |
| Bradley Griffith |
| Kenneth Lozier |
| Christopher T. Matzdorf |
| Kerry L. Melius |
| Jill E. Sommers |
| Murray Stahl |

### *Standing Committees of Minneapolis Grain Exchange, LLC*

| Executive Committee |
|---|
| Thomas P. Gallagher (Chair) |
| De'Ana H. Dow |
| Bradley Griffith |
| Kenneth W. Lozier |
| Kerry L. Melius |

| Audit Committee |
|---|
| Kurt M. Eckert (Chair) |
| De'Ana H. Dow |
| Michael V. Dunn |
| Bradley Griffith |
| Kenneth W. Lozier |

| Regulatory Oversight Committee |
|---|
| De'Ana H. Dow (Chair) |
| Michael V. Dunn |
| Kurt M. Eckert |
| Bradley Griffith |
| Jill E. Sommers |

| Risk Committee |
|---|
| Bradley Griffith (Chair) |
| De'Ana H. Dow |
| Kurt M. Eckert |
| Kenneth W. Lozier |
| Jill E. Sommers |

| Nominations Committee |
|---|
| Bradley Griffith (Chair) |
| Thomas P. Gallagher |
| Kenneth W. Lozier |

10.  *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.

## L.  MGEX REAL ESTATE HOLDINGS, LLC

1. *Name*:  MGEX Real Estate Holdings, LLC
   *Address*:  400 S 4th St, Minneapolis, MN 55415

2. *Form of organization*:  Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*:  Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on February 26, 2024.

4. *Brief description of nature and extent of affiliation*:  MGEX Real Estate Holdings, LLC is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MGEX Real Estate Holdings, LLC is a holding company for real estate.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated February 26, 2024 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement dated March 19, 2024 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

### Officers of MGEX Real Estate Holdings, LLC

| Name | Title |
|---|---|
| Lance Emmons | EVP, Chief Financial Officer |
| Barbara Comly | Secretary |
| Layne G. Carlson | Treasurer |
| Ethan Ongstad | Director, Corporate Strategy |

### Directors of MGEX Real Estate Holdings, LLC

| Directors |
|---|
| Thomas P. Gallagher |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.

## M.   MIAX GLOBAL, LLC

1.   *Name*:  MIAX Global, LLC
     *Address*:  7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2.   *Form of organization*:  Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 30, 2015.

4.   *Brief description of nature and extent of affiliation*:  MIAX Global, LLC ("MIAX Global") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5.   *Brief description of business or functions*: MIAX Global focuses on the company's trading, technology and other projects primarily based outside the United States.

6.   *A copy of the constitution*: Not applicable.

7.   *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated June 25, 2021 is attached.

8.   *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated June 25, 2021 is attached.

9.   *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

### Officers of MIAX Global, LLC

| Name | Title |
|---|---|
| Thomas P. Gallagher | Chairman and Chief Executive Officer |
| Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
| Douglas M. Schafer Jr. | Chief Information Officer and Executive Vice President |
| Lance Emmons | Executive Vice President and Chief Financial Officer |
| Gregory A. Wojciechowski | President |

### Directors of MIAX Global, LLC

| Directors |
|---|
| Thomas P. Gallagher |

10.  *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.

## N. MIAX PRODUCTS, LLC

1. *Name*:  MIAX Products, LLC
   *Address*:  7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*:  Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, 805 ILCS 180, on January 25, 2019.

4. *Brief description of nature and extent of affiliation*:  MIAX Products, LLC ("MIAX Products") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: Development of financial products.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Restated Articles of Organization dated October 5, 2021 are attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated October 5, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

   ### Officers of MIAX Products, LLC

   | Name | Title |
   |---|---|
   | Thomas P. Gallagher | Chairman and Chief Executive Officer |
   | Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
   | Douglas M. Schafer Jr. | Chief Information Officer and Executive Vice President |

   ### Directors of MIAX Products, LLC

   | Directors |
   |---|
   | Thomas P. Gallagher |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.


## O. DORMAN TRADING, LLC

1. *Name*:  Dorman Trading, LLC
   *Address*:  141 W. Jackson Boulevard, Suite 1900, Chicago, Illinois 60604

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, 805 ILCS 180, on June 18, 2015.

4. *Brief description of nature and extent of affiliation*: Dorman Trading, LLC ("Dorman Trading") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: Dorman Trading is a full-service futures commission merchant (FCM) providing execution and clearing services for introducing brokers, retail customers, institutional clients and professional traders on a number of futures exchanges.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Articles of Organization dated June 18, 2015 are attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Fourth Amended and Restated Operating Agreement and Bylaws dated October 19, 2022 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

### Officers of Dorman Trading, LLC.

| Name | Title |
|---|---|
| Thomas P. Gallagher | Chairman and Chief Executive Officer |
| Daniel P. Dorman | Senior Vice President, Chief Operating Officer and Assistant Secretary |
| David Dorman | Senior Vice President, Operations |
| Robert Sheeren | Chief Financial Officer |
| Michael Higgins | Chief Compliance Officer |
| Mark Robertson | Vice President, Clearing and Floor Operations |
| Brian Gaffud | Vice President, Director of Business Development |
| Michael Stanton | Vice President, Business Development |
| James Tometz | Vice President, Operations |
| Wesley Chiu | Assistant Chief Financial Officer |
| Barbara J. Comly | Secretary |

### Directors of Dorman Trading, LLC

| Directors |
|---|
| Thomas P. Gallagher (Chair) |
| Robert D. Prunetti |
| Brian Duggan |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.

## P.    M 7 HOLDINGS, LLC

1. *Name*:  M 7 Holdings, LLC
*Address*:  7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*:  Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*:  Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on November 15, 2022.

4. *Brief description of nature and extent of affiliation*:  Miami International Holdings, Inc. is the sole member and owner of MIAX Futures Holdco, LLC, which in turn is the sole member and owner of M 7 Holdings, LLC ("M 7"). LedgerX LLC d/b/a MIAX Derivatives Exchange ("MIAXdx") is a wholly-owned subsidiary of M 7.

5. *Brief description of business or functions*: M 7 is a holding company for MIAX Derivatives Exchange.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated November 15, 2022 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated June 4, 2024 and Amended and Restated By-Laws dated June 4, 2024 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

### Officers of M 7 Holdings, LLC

| Name | Title |
|---|---|
| Thomas P. Gallagher | Chairman and Chief Executive Officer |
| Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
| Lance Emmons | Executive Vice President and Chief Financial Officer |

### Directors of M 7 Holdings, LLC

| Directors |
|---|
| Thomas P. Gallagher |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

## Q. LEDGERX LLC D/B/A MIAX DERIVATIVES EXCHANGE

1. *Name*: LedgerX LLC d/b/a MIAX Derivatives Exchanges ("MIAXdx")
   *Address*: 7 Roszel Road, Suite 1A, Princeton, NJ 08540

2. *Form of organization*: Limited Liability Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on April 8, 2014.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of MIAX Futures Holdco, LLC, which in turn is the sole member and owner of M 7 Holdings, LLC, which in turn is the sole member and owner of 100% of the equity and voting securities of MIAXdx.

5. *Brief description of business or functions*: MIAXdx is a swap execution facility, derivatives clearing organization and designated contract market regulated by the Commodity Futures Trading Commission.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated April 8, 2014, is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated July 31, 2023, is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

### Officers of MIAX Derivatives Exchange

| Name | Title |
|---|---|
| Zachary Dexter | Chief Executive Officer |
| Josh Markou | Chief Financial Officer |
| Brian Mulherin | General Counsel |
| Erin Renee Schwartz | Chief Compliance Officer and Chief Regulatory Officer |
| James Outen | Chief Risk Officer and Chief Economist |
| William Bradley | Chief Technology Officer |
| Ryan Scott Mendel | Chief Information Officer |
| Barbara J. Comly | Corporate Secretary |

***Directors of MIAX Derivatives Exchange***

| Directors |
| --- |
| Thomas P. Gallagher (Chair) |
| Bryan Bishop |
| Lindsay L. Burbage |
| Zachary Dexter |
| Kurt M. Eckert |
| Jerome Kemp |
| Kenneth Lozier |
| Lisa Moore |
| Robert D. Prunetti |
| Jill Sommers |

***Standing Committees of MIAX Derivatives Exchange***

| Regulatory Oversight Committee |
| --- |
| Lindsay L. Burbage |
| Jerome Kemp |
| Lisa Moore |
| Jill Sommers |

| Risk Management Committee |
| --- |
| Bryan Bishop |
| Zachary Dexter |
| Kurt M. Eckert |
| Thomas P. Gallagher |
| Jerome Kemp |

| Participant Committee |
| --- |
| Kurt M. Eckert |
| Zachary Dexter |
| Jerome Kemp |
| Lisa Moore |

| Nominating Committee |
| --- |
| Lindsay L. Burbage |
| Kurt M. Eckert |
| Robert D. Prunetti |
| Jill Sommers |

| Disciplinary Panel |
| --- |
| Bryan Bishop |
| Kurt M. Eckert |
| Jerome Kemp |
| Jill Sommers |

| Appeals Committee |
| --- |
| Lindsay L. Burbage |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.


## R.  MIH EAST HOLDINGS, LIMITED

1. *Name*: MIH East Holdings, Limited
   *Address*: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Private Limited Company.

3. *Name of state, statute under which organized and date of incorporation*: England and Wales, Companies Act 2006, on March 20, 2023.

4. *Brief description of nature and extent of affiliation*: MIH East Holdings, Limited ("MIH East") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIH East is a holding company for certain investments.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Incorporation dated March 20, 2023, is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Articles of Association are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

### *Officers of MIH East Holdings, Limited*

| Name | Title |
| --- | --- |
| Thomas P. Gallagher | Chief Executive Officer |
| Lance Emmons | Chief Financial Officer |

## *Directors of MIH East Holdings, Limited*

| Directors |
|-----------|
| Thomas P. Gallagher |
| Lance Emmons |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.

## S.    CONVEXITYSHARES, LLC

1. *Name*:  ConvexityShares, LLC
   *Address*:  7 Roszel Road, Suite 1A, Princeton, NJ 08540

2. *Form of organization*:  Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on December 3, 2020.

4. *Brief description of nature and extent of affiliation*:  M 9 Holdings, LLC, which is wholly-owned by Miami International Holdings, Inc., the applicant's 100% owner, is the owner of 51% of the outstanding membership interests of ConvexityShares, LLC.

5. *Brief description of business or functions*:   ConvexityShares, LLC was a Sponsor of certain exchange-traded products and a registered Commodity Pool Operator (CPO) and Commodity Trading Advisor (CTA) with the National Futures Association (NFA).   It currently is a non-operational entity.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated December 3, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Operating Agreement dated February 5, 2021 and First Amendment to Limited Liability Company Operating Agreement dated March 10, 2021 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

## *Managers of ConvexityShares, LLC*

| Managers |
|----------|
| M 9 Holdings, LLC |
| T3i US Holdings Inc. |

### Officers of ConvexityShares, LLC

| Name | Title |
|------|-------|
| Simon Ho | Interim Chief Executive Officer & President |
| Melinda Ho | Treasurer, Chief Financial Officer & Secretary |
| Joseph W. Ferraro III | Interim Chief Compliance Officer |
| Charles Blades | Controller |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.

# EXHIBIT M

**Exhibit Request:**

**Provide an alphabetical list of all members, subscribers or other users, including the following information:**

**1.    Name;**

**2.    Date of election to membership or acceptance as a member, subscriber or other user;**

**3.    Principal business address and telephone number;**

**4.    If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**

**5.    Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions).  A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and**

**6.    The class of membership, participation or subscription or other access.**

**Response:**

Attached is a list of the members of the Exchange as of October 1, 2024, including the information set forth in items 1-6 above.

miax®

**ABN AMRO CLEARING USA LLC**

175 West Jackson Blvd., Ste. 2050

Chicago        IL        60604

Tele #:  (312) 604-8000

Approval Date:  3/7/2013

**Membership Activities:**

Clearance

International Tele #

SEC #: 8- 34354

CRD #: 14020

---

**AKUNA SECURITIES LLC**

333 S. Wabash Avenue, Suite 2600

Chicago        IL        60604

Tele #:  (312) 994-4640

Approval Date:  4/17/2017

**Membership Activities:**

Lead & Registered Market Maker

International Tele #

SEC #: 8- 68957

CRD #: 159041

---

**APEX CLEARING CORPORATION**

One Dallas Center

350 N. St. Paul, Suite 1300

Dallas        TX        75201

Tele #:  (214) 765-1100

Approval Date:  11/18/2015

**Membership Activities:**

Clearance

International Tele #

SEC #: 8- 23522

CRD #: 13071

---

**AXOS CLEARING LLC**

15950 West Dodge Road - Suite 300

Omaha        NE        68118

Tele #:  (402) 384-6100

Approval Date:  4/11/2022

**Membership Activities:**

Clearance

International Tele #

SEC #: 8- 53595

CRD #: 117176

---

**BARCLAYS CAPITAL INC.**

745 Seventh Avenue

New York        NY        10019

Tele #:  (212) 526-7000

Approval Date:  12/7/2012

**Membership Activities:**

Order Entry & Clearance

International Tele #

SEC #: 8- 41342

CRD #: 19714

---

**BELVEDERE TRADING LLC**

10 S. Riverside Plaza, Suite 2100

Chicago        IL        60606

Tele #:  (312) 893-3750

Approval Date:  8/1/2022

**Membership Activities:**

Primary Lead, Lead & Registered Market Maker

International Tele #

SEC #: 8- 66612

CRD #: 132605

---

**BMO CAPITAL MARKETS CORP.**

151 W. 42nd Street, 9th Floor

New York        NY        10036

Tele #:  (212) 885-4000

Approval Date:  10/10/2014

**Membership Activities:**

Order Entry & Clearance

International Tele #

SEC #: 8- 34344

CRD #: 16686

---

**BNP PARIBAS SECURITIES CORP.**

787 Seventh Avenue

New York        NY        10019

Tele #:  (212) 841-2000

Approval Date:  4/21/2014

**Membership Activities:**

Order Entry & Clearance

International Tele #

SEC #: 8- 32682

CRD #: 15794

---

**BOFA SECURITIES, INC.**

One Bryant Park

New York        NY        10036

Tele #:  (646) 743-2734

Approval Date:  11/1/2018

**Membership Activities:**

Order Entry & Clearance

International Tele #

SEC #: 8- 69787

CRD #: 283942

### CITADEL SECURITIES LLC

200 South Biscayne Blvd., 33rd Floor
Miami    FL    33131
Tele #: (312) 395-2100

Approval Date: 12/7/2012
**Membership Activities:**
Primary Lead/Lead/Reg. Mkt Maker/Order Entry/Clearance
International Tele #

SEC #: 8-53574
CRD #: 116797

### CITIGROUP GLOBAL MARKETS INC.

Tower Building
388 Greenwich Street
New York    NY    10013
Tele #: (212) 816-6000

Approval Date: 5/1/2019
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-8177
CRD #: 7059

### CLEAR STREET LLC

55 Broadway
New York    NY    10006
Tele #: (646) 738-4066

Approval Date: 4/1/2024
**Membership Activities:**
Clearance
International Tele #

SEC #: 8-69972
CRD #: 288933

### CREDIT SUISSE SECURITIES (USA) LLC

11 Madison Avenue - 24th Floor
New York    NY    10010
Tele #: (212) 325-2000

Approval Date: 12/7/2012
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-00422
CRD #: 816

### DASH FINANCIAL TECHNOLOGIES LLC

200 S. Wacker Drive, Ste. 2450
Chicago    IL    60606
Tele #: (312) 986-2006

Approval Date: 12/7/2012
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-52503
CRD #: 104031

### DRW SECURITIES, L.L.C.

540 West Madison, Ste. 2500
Chicago    IL    60661
Tele #: (312) 542-1000

Approval Date: 8/31/2015
**Membership Activities:**
Market Maker
International Tele #

SEC #: 8-51241
CRD #: 45908

### GLOBAL EXECUTION BROKERS, LP

401 City Avenue, Ste. 200
Bala Cynwyd    PA    19004
Tele #: (610) 617-2600

Approval Date: 12/7/2012
**Membership Activities:**
Order Entry
International Tele #

SEC #: 8-65878
CRD #: 126407

### GOLDMAN SACHS & CO. LLC

200 West Street
New York    NY    10282
Tele #: (212) 902-1000

Approval Date: 1/15/2013
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-129
CRD #: 361

### GROUP ONE TRADING LLC

425 S. Financial Place - Ste. 3400
Chicago    IL    60605
Tele #: (312) 347-8864

Approval Date: 10/20/2014
**Membership Activities:**
Primary Lead, Lead, Registered Market Maker & Order Entry
International Tele #

SEC #: 8-47762
CRD #: 37484

## GTS SECURITIES LLC

|  |  |  |
|---|---|---|
| 545 Madison Avenue, 15th Fl. | Approval Date: 2/25/2020 | SEC #: 8-68126 |
| New York    NY    10022 | **Membership Activities:** | CRD #: 149224 |
| Tele #: (212) 715-2830 | Primary Lead, Lead & Registered Market Maker | |
| | International Tele # | |

## HRT FINANCIAL LP

|  |  |  |
|---|---|---|
| 175 Greenwich Street - 76th Floor | Approval Date: 3/29/2017 | SEC #: 8-68430 |
| 3 World Trade Center | **Membership Activities:** | CRD #: 152144 |
| New York    NY    10007 | Registered Market Maker | |
| Tele #: (212) 293-1444 | International Tele # | |

## IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS

|  |  |  |
|---|---|---|
| 233 South Wacker Drive, Ste. 4300 | Approval Date: 8/26/2014 | SEC #: 8-52600 |
| Chicago    IL    60606 | **Membership Activities:** | CRD #: 104143 |
| Tele #: (312) 244-3300 | Primary Lead, Lead & Registered Market Maker | |
| | International Tele # | |

## INSTINET, LLC

|  |  |  |
|---|---|---|
| Worldwide Plaza | Approval Date: 3/27/2013 | SEC #: 8-23669 |
| 309 West 49th Street | **Membership Activities:** | CRD #: 7897 |
| New York    NY    10019 | Order Entry & Clearance | |
| Tele #: (212) 310-9500 | International Tele # | |

## INTERACTIVE BROKERS LLC

|  |  |  |
|---|---|---|
| One Pickwick Plaza - 2nd Floor | Approval Date: 12/7/2012 | SEC #: 8-47257 |
| Greenwich    CT    06830 | **Membership Activities:** | CRD #: 36418 |
| Tele #: (203) 618-5710 | Order Entry & Clearance | |
| | International Tele # | |

## J.P. MORGAN SECURITIES LLC

|  |  |  |
|---|---|---|
| 383 Madison Avenue | Approval Date: 12/7/2012 | SEC #: 8-35008 |
| New York    NY    10179 | **Membership Activities:** | CRD #: 79 |
| Tele #: (212) 272-2000 | Order Entry & Clearance | |
| | International Tele # | |

## JANE STREET CAPITAL, LLC

|  |  |  |
|---|---|---|
| 250 Vesey Street - 5th Floor | Approval Date: 4/2/2018 | SEC #: 8-52275 |
| New York    NY    10281 | **Membership Activities:** | CRD #: 103782 |
| Tele #: (646) 759-6000 | Order Entry | |
| | International Tele # | |

## JANE STREET OPTIONS, LLC

|  |  |  |
|---|---|---|
| 250 Vesey Street - 5th Floor | Approval Date: 4/2/2018 | SEC #: 8-66813 |
| New York    NY    10281 | **Membership Activities:** | CRD #: 134159 |
| Tele #: (646) 759-6000 | Registered Market Maker & Order Entry | |
| | International Tele # | |

## JEFFERIES LLC

|  |  |  |
|---|---|---|
| 520 Madison Avenue - 11th Floor | Approval Date: 9/15/2014 | SEC #: 8-15074 |
| New York    NY    10022 | **Membership Activities:** | CRD #: 2347 |
| Tele #: (212) 284-2300 | Order Entry & Clearance | |
| | International Tele # | |

## JUMP TRADING, LLC

600 West Chicago Avenue, Ste. 600

Chicago    IL    60654

Tele #: (312) 205-8900

**Approval Date:** 12/9/2019

**Membership Activities:**
Registered Market Maker
International Tele #

SEC #: 8- 52989

CRD #: 106124

## MATRIX EXECUTIONS, LLC

135 S. LaSalle Street, Ste. 3900

Chicago    IL    60603

Tele #: (312) 334-8000

**Approval Date:** 12/7/2012

**Membership Activities:**
Order Entry
International Tele #

SEC #: 8- 48255

CRD #: 38455

## MORGAN STANLEY & CO. LLC

1585 Broadway

New York    NY    10036

Tele #: (212) 761-4000

**Approval Date:** 12/7/2012

**Membership Activities:**
All Market Maker & Electronic Exchange Options Memberships
International Tele #

SEC #: 8- 15869

CRD #: 8209

## OLD MISSION CAPITAL, LLC

1 N. Dearborn Street - 8th Floor

Chicago    IL    60602

Tele #: (312) 260-3052

**Approval Date:** 6/3/2024

**Membership Activities:**
Market Maker
International Tele #

SEC #: 8- 67867

CRD #: 146991

## OPTIVER US LLC

130 E. Randolph Street, Ste. 800

Chicago    IL    60601

Tele #: (312) 821-9500

**Approval Date:** 1/27/2015

**Membership Activities:**
Primary Lead, Lead & Registered Market Maker
International Tele #

SEC #: 8- 66083

CRD #: 128030

## PEAK6 CAPITAL MANAGEMENT LLC

141 W. Jackson Blvd., Ste. 500

Chicago    IL    60604

Tele #: (312) 444-8000

**Approval Date:** 7/22/2015

**Membership Activities:**
Order Entry
International Tele #

SEC #: 8- 8-50422

CRD #: 43773

## PERSHING LLC

One Pershing Plaza - 10th Fl.

Jersey City    NJ    07399

Tele #: (201) 413-2000

**Approval Date:** 3/12/2013

**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8- 17574

CRD #: 7560

## RQD* CLEARING, LLC

425 South Financial Place - Suite 910B

Chicago    IL    60605

Tele #: (312) 692-5000

**Approval Date:** 12/7/2012

**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8- 66826

CRD #: 134284

## SIMPLEX TRADING, LLC

230 So. LaSalle St., Ste. 4-100

Chicago    IL    60604

Tele #: (312) 360-2440

**Approval Date:** 9/20/2013

**Membership Activities:**
Registered Market Maker & Order Entry
International Tele #

SEC #: 8- 68556

CRD #: 153585

## SUSQUEHANNA INVESTMENT GROUP

401 City Avenue, Ste. 220
Bala Cynwyd    PA    19004
Tele #: (610) 617-2600

Approval Date: 11/23/2016

**Membership Activities:**
Registered Market Maker
International Tele #

SEC #: 8-37520
CRD #: 33875

---

## SUSQUEHANNA SECURITIES, LLC

401 City Avenue, Ste. 220
Bala Cynwyd    PA    19004
Tele #: (610) 617-2600

Approval Date: 12/7/2012

**Membership Activities:**
Primary Lead, Lead & Registered Market Maker
International Tele #

SEC #: 8-47034
CRD #: 35874

---

## TWO SIGMA SECURITIES, LLC

100 Avenue of the Americas - 2nd Fl.
New York    NY    10013
Tele #: (212) 625-5700

Approval Date: 9/12/2017

**Membership Activities:**
Primary Lead, Lead & Registered Market Maker
International Tele #

SEC #: 8-68090
CRD #: 148960

---

## UBS SECURITIES LLC

1285 Avenue of the Americas
New York    NY    10019
Tele #: (203) 719-3000

Approval Date: 12/7/2012

**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-22651
CRD #: 7654

---

## WALLEYE TRADING LLC

2800 Niagara Lane North, Ste. 102
Plymouth    MN    55447
Tele #: (952) 345-6611

Approval Date: 5/13/2015

**Membership Activities:**
Registered Market Maker & Order Entry
International Tele #

SEC #: 8-66988
CRD #: 136196

---

## WEDBUSH SECURITIES INC.

1000 Wilshire Boulevard, Suite 900
ATTN: COMPLIANCE
Los Angeles    CA    90017
Tele #: (213) 688-8090

Approval Date: 12/7/2012

**Membership Activities:**
Clearance
International Tele #

SEC #: 8-12987
CRD #: 877

---

## WELLS FARGO SECURITIES, LLC

550 South Tryon Street - 6th Floor
D1086-060
Charlotte    NC    28202
Tele #: (704) 410-1913

Approval Date: 4/11/2014

**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-65876
CRD #: 126292

---

## WOLVERINE EXECUTION SERVICES, LLC

175 W. Jackson Blvd., Ste. 200
Chicago    IL    60604
Tele #: (312) 884-4000

Approval Date: 12/7/2012

**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-65336
CRD #: 120719

---

## WOLVERINE TRADING, LLC

175 W. Jackson Blvd., Ste. 200
Chicago    IL    60604
Tele #: (312) 884-4000

Approval Date: 12/7/2012

**Membership Activities:**
Primary Lead, Lead & Registered Market Maker
International Tele #

SEC #: 8-47484
CRD #: 36848

## X-CHANGE FINANCIAL ACCESS, LLC

| | |
|---|---|
| 440 So. LaSalle Street, Suite 2900 | |
| Chicago     IL     60605 | |
| Tele #:  (312) 235-0320 | |

Approval Date:  11/28/2018

**Membership Activities:**

Order Entry & Clearance

International Tele #

SEC #: 8- 65860

CRD #: 126201

**Total BD Firms**  46